KEYSTONE BRAVE LLC

Note Purchase Agreement

The undersigned (the "**Investor**", and together with all other Note holders, the "**Investors**") represents and understands that KEYSTONE BRAVE LLC, a Pennsylvania limited liability company (the "**Issuer**") is offering (the "**Offering**") promissory notes pursuant to the form of Note provided herewith in a Regulation CF offering subject to Issuer's Form C SEC filing (the "**Form C**", and collectively with the Note and Note Purchase Agreement, the "**Offering Documents**"), in which the Issuer proposes to raise a minimum aggregate amount of $250,000 (the "**Target Offering Amount**") and not more than a maximum aggregate amount of $1,235,000 (the "**Maximum Offering Amount**").

This Note Purchase Agreement (this "**Note Purchase Agreement**") relates to Investor's agreement to purchase a Note in the amount of $_____ (the "**Principal**"), on or about the date of this Note Purchase Agreement, to be issued by the Issuer, subject to the terms, conditions, acknowledgements, representations and warranties stated herein and in the Offering Documents, as the same may be supplemented or amended. Capitalized terms used but not defined herein shall have the meanings given to them in the Offering Documents.

Investor understands that if Investor wishes to purchase a Note, Investor must complete this Note Purchase Agreement and submit the applicable Principal in accordance with the instructions set forth in the Offering Documents and on "Angel Funding" (VAS Portal, LLC; hereinafter the "**Portal**")'s page for this Offering.

In order to induce the Company to accept this Note Purchase Agreement for a Note and as further consideration for such acceptance, Investor hereby makes, adopts, confirms and agrees to all of the following covenants, acknowledgements, representations and warranties with the full knowledge that the Company and its affiliates will expressly rely thereon in making a decision to accept or reject this Note Purchase Agreement.

1.   Subscription. Subject to the terms and conditions hereof and the provisions of the Offering Documents, the Issuer agrees to issue, sell, and deliver to each Investor, and each Investor agrees to purchase from the Issuer, a Note in the amount of the applicable Principal on the Closing and in the form attached hereto as Exhibit A (each, a "**Note**" and collectively, the "**Notes**").

2.   Acceptance of Subscription and Issuance of Note. It is understood and agreed that the Issuer shall have the sole right, in its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Issuer only when Investor has received a confirmation of closed investment notice from the Portal. Subscriptions ~~need not~~will be accepted in the order received, but only to the extent that any particular Investor completes all the conditions of Closing~~and the Notes may be allocated among Investors~~.

3.   The Closing. The closing of the purchase and sale of the Note shall take place as soon as reasonably possible after the Offering Deadline or at such earlier time as set by Issuer (the "**Closing**"), subject to the following conditions:

        (a)   The Offering may not close if the cumulative subscriptions in the Offering have not reached the Target Offering Amount by the Offering Deadline.

        (b)   The Offering may not close until the Offering has been open to the public for at least twenty-one (21) days after opening.

(c) The Offering may not close for any individual Investor until such Investor's identity is verified with the escrow agent (the "**Escrow ~~Agent~~Faciliator**"), and their funds have cleared the escrow account (the "**Escrow ~~Account~~Facilitator**").

(d) If the Issuer sets a Closing earlier than the Offering Deadline, the Issuer shall send a notice five days prior to the Closing to all investors who have committed to invest in the Offering through a Note Purchase Agreement granting them an opportunity to cancel their commitment up to forty-eight (48) hours prior to the Closing. This notice will also identify if the Issuer will continue to accept commitments up to the Closing and Offering Deadline.

(e) The Offering may close in batches after the Offering Deadline as requirements are satisfied for any such batch of Investors.

4. Payment for Note. The Investor shall pay to the Issuer the Principal at the time of entering into this Note Purchase Agreement. Investor may pay the Principal by ACH, credit card, or wire transfer subject to limitations set forth in this agreement or through the Portal's technology. Payment shall be submitted to the Escrow ~~Agent~~ Facilitator and held by the Escrow ~~Agent~~ Facilitator until such time that it is either refunded to the Investor or distributed to the Issuer. If payment is never received by the Escrow ~~Agent~~Facilitator, Investor's subscription will be canceled. The Investor authorizes the payment of the Principal and associated fees.

5. Termination. The Issuer and Investor may terminate this Note Purchase Agreement as follows:

(a) The Investor may terminate this Note Purchase Agreement for any reason, but only up to forty-eight (48) hours before the Closing, or if the Investor enters into this Note Purchase Agreement during the last forty-eight (48) hours of the Offering, the Investor may not terminate this Note Purchase Agreement.

~~(a)~~(b) The Investor may not terminate this Note purchase Agreement by way of requesting a chargeback against the payment of the Principal and fees.

~~(b)~~(c) The Issuer may terminate this Note Purchase Agreement at any time and for any reason up until the time that Investor's subscription is accepted.

~~(c)~~(d) The Issuer may terminate this Note Purchase Agreement after the Closing if the Investor's payment is subjected to a successful chargeback.

6. Representations and Warranties of the Issuer. As of the Closing, the Issuer represents and warrants that:

(a) The Issuer is duly formed and validly existing under the laws of the Commonwealth of Pennsylvania, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Issuer of its business as it is currently being conducted.

(b) This Note Purchase Agreement, when executed and delivered by the Issuer, shall constitute the valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

Formatiert: Links, Einzug: Links: 1,27 cm, Keine Aufzählungen oder Nummerierungen

(c)   The Note, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Note Purchase Agreement and the Offering Documents, will be validly issued, fully paid and non-assessable.

7.   Representations and Warranties of the Investor. The Investor hereby represents and warrants to and covenants with the Issuer that:

(a)   The Investor has the capacity to purchase the Note, enter into this Note Purchase Agreement and to perform all the obligations required to be performed by the Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on the Investor or any investment guideline or restriction applicable to the Investor.

(b)   The Investor is a resident of the state set forth on the signature page hereto and is not acquiring the Note as a nominee or agent or otherwise for any other person.

(c)   The Investor is a citizen of the United States of America.

(d)   The Investor is at least eighteen (18) years of age.

(e)   The Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which the Investor purchases or sells the Note and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Investor is subject or in which the Investor makes such purchases or sales, and the Issuer shall have no responsibility therefor.

(f)   The Investor has received a copy of the Offering Documents. The Investor has not been furnished any offering literature other than the Offering Documents and has relied only on the information contained therein.

(g)   The Investor understands and accepts that the purchase of the Note involves various risks, including the risks outlined in the Offering Documents. The Investor represents that it is able to bear any loss associated with an investment in the Note.

(h)   The Investor confirms that it is not relying on any communication (written or oral) of the Issuer or any of its affiliates, as investment advice or as a recommendation to purchase the Note. It is understood that information and explanations related to the terms and conditions of the Note provided in the Offering Documents or otherwise by the Issuer or any of its affiliates shall not be considered investment advice or a recommendation to purchase the Note, and that neither the Issuer nor any of its affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Note.

(i)   The Investor is familiar with the business and financial condition and operations of the Issuer, all as generally described in the Offering Documents. The Investor has had access to such information concerning the Issuer and the Note as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Note.

(j)   The Investor understands that each of the Investor's representations and warranties contained in this Note Purchase Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(k)   The Investor acknowledges that the Issuer has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the offering. This Note Purchase Agreement shall thereafter have no force or effect and the Issuer shall cause the Escrow Agent to return the previously paid Total Purchase Price of the Note, without interest thereon, to the Investor.

(l)   The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Note or made any finding or determination concerning the fairness or advisability of this investment.

(m)   The Investor represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of the Issuer, as investment advice or as a recommendation to purchase the Note, it being understood that information and explanations related to the terms and conditions of the Note and the other transaction documents that are described in the Offering Documents shall not be considered investment advice or a recommendation to purchase the Note.

(n)   The Investor confirms that the Issuer has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Note or (B) made any representation to the Investor regarding the legality of an investment in the Note under applicable legal investment or similar laws or regulations. In deciding to purchase the Note, the Investor is not relying on the advice or recommendations of the Issuer and the Investor has made its own independent decision that the investment in the Note is suitable and appropriate for the Investor.

(o)   The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Note. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Note and the consequences of this Note Purchase Agreement. The Investor has considered the suitability of the Note as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Note.

(p)   The Investor is aware of its investment limitations based on Investor's annual net income, net worth and previous investments through other regulation crowdfunding offerings over the proceeding twelve-month period and is compliant with such limitations based on the Total Purchase Price.

(q)   The Investor is acquiring the Note solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Note. The Investor understands that the Note has not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Note Purchase Agreement. The Investor understands that the Issuer is relying upon the representations and agreements contained in this Note Purchase Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(r) The Investor understands that the Note may not be transferred by the Investor for a period of one year unless any such transfer is made pursuant to the exemptions found in the regulation crowdfunding statutes and rules.

(r)(s) The Investor has not shared access to their Portal account, has provided their personally identifiable information to verify their identity, and is making all representations on their own behalf such that Investor cannot claim non-authorization of payment as an excuse to request a chargeback of their Principal and fees payment.

Formatiert: Links, Einzug: Links: 1,27 cm, Keine Aufzählungen oder Nummerierungen

8. Conditions to Obligations of the Investor and the Issuer. The obligations of the Investor to purchase and pay for the Note specified on the signature page and of the Issuer to sell the Note are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Issuer contained in Section 6 hereof and of the Investor contained in Section 7 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9. Obligations Irrevocable. The obligations of the Investor shall be irrevocable except as allowed under the laws of Regulation Crowdfunding.

10. Events of Default; Remedies. Each of the following shall constitute an "**Event of Default**": (a) the Issuer's failure to pay when due (subject to any grace period permitted) any amount payable by it hereunder and such failure continues for twenty (20) business days; (b) the Issuer's breach of any covenants made by it hereunder and such breach continues for twenty (20) business days; and (c) voluntary commencement by the Issuer of any proceedings to have itself adjudicated as bankrupt. If any Event of Default occurs, the Issuer shall be provided notice to cure such default within the applicable cure period. If the default is not cured within such cure period, the unpaid balance of the Principal *plus* the "preferred return" of 20% of the Principal (the "**Total Payment**") shall become immediately due and payable by the Issuer to the Investors.

11. Waiver, Amendment. This Note Purchase Agreement may not be modified or amended except pursuant to a written instrument signed by the Issuer with a Majority Consent of the Investors. For purposes of this Note Purchase Agreement, "**Majority Consent of the Investors**" means the affirmative vote of Investors holding, in the aggregate, in excess of 50% of the sum of the Principals of all Investors paid to the Issuer pursuant to this Note Purchase Agreement (the "**Total Offering Amount**"); provided, however, that any Investor that does not respond within 15 days of receipt of a written request for an Investor vote shall be deemed to have forfeited such Investor's right to vote on such action and the Total Offering Amount held by such Investor shall be ignored for purposes of determining the existence of a Majority Consent of the Investors. Except as expressly provided herein, this Note Purchase Agreement, together with the Notes, represents the entire agreement between the Investors and the Issuer regarding the subject matter hereof and supersedes all prior or contemporaneous communications, promises, and proposals, written or electronic, between them.

12. Assignability. Neither this Note Purchase Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Issuer or the Investor without the prior written consent of the other party.

13. Waiver of Jury Trial. THE INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS NOTE PURCHASE AGREEMENT.

14.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Note by the Investor ("**Proceedings**"), the Investor irrevocably submits to the jurisdiction of the federal or state chancery courts located in Pennsylvania, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15.   Governing Law. This Note Purchase Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

16.   Section and Other Headings. The section and other headings contained in this Note Purchase Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Note Purchase Agreement.

17.   Counterparts. This Note Purchase Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18.   Notices. All notices and other communications provided for herein shall be by email and shall be deemed to have been duly given on the day on which the receiver received such email if sent prior to 5:00 PM in the receiver's time and on the following business day if sent after 5:00 PM.

19.   Binding Effect. The provisions of this Note Purchase Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20.   Survival. All representations, warranties and covenants contained in this Note Purchase Agreement shall survive (i) the acceptance of the subscription by the Issuer and the Closing, (ii) changes in the transactions, documents and instruments described in the Offering Documents which are not material or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Investor has executed this Note Purchase Agreement on:

_____	_____,	_____
Month	Day	Year

INVESTOR:

By:_____
    Signature

Name: _____
       Print

State or Territory, and Country of Domicile:_____, United States of America

Aggregate Principal Amount: US$_____

The offer to purchase the Note as set forth above is confirmed and accepted by the Issuer as to the principal amount of $_____.

Date: _____

By: _____

FORM OF NOTE